UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Shake Shack Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Daniel H. Meyer

c/o Shake Shack Inc.

225 Varick Street

Suite 301

New York, NY 10014

(646) 747-7200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
GRAMERCY TAVERN CORP.(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.0%
14	Type of Reporting Person
CO

(1) Prior to the completion of the Reorganization (as defined below), Gramercy Tavern Corp. was an entity controlled by Mr. Meyer.

CUSIP No. 819047 101	Schedule 13D/A

Preliminary Note

This filing, dated August 20, 2019 (this "Amendment"), amends and supplements the Schedule 13D initially filed on February 17, 2015 by Gramercy Tavern Corp. (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Pursuant to a Stockholder Agreement, dated as of February 4, 2015, as amended, between the Issuer, the Reporting Person, Daniel H. Meyer and Mr. Meyer’s other affiliates (collectively, the “Meyer Stockholders”), and the other parties thereto, the Meyer Stockholders had the right to cause all of the stock of the Reporting Person to be exchanged for shares of the A-Common pursuant to a tax-free reorganization under Section 368(a) of the Internal Revenue Code (the “Code”).  On August 16, 2019, at the Meyer Stockholders’ election, such a reorganization (the “Reorganization”) was completed.  The Reorganization was structured as a two-step merger, whereby a wholly-owned subsidiary of the Issuer merged with and into the Reporting Person, with the Reporting Person as the surviving corporation, which then merged with and into the Issuer, resulting in (i) cancellation of the shares of Class B common stock, $0.001 par value per share (the “B-Common”) of the Issuer held by the Reporting Person, (ii) transfer of the common membership interests in SSE Holdings, LLC (the “LLC Interests”) held by the Reporting Person to the Issuer, and (iii) the exchange of common stock of the Reporting Person held by the shareholders of the Reporting Person for shares of A-Common.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is amended and supplemented by the following:

(c)	On August 16, 2019, the Reporting Person disposed of all of its shares of the Issuer in connection with the Reorganization.

Item 5(e) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(e)	August 16, 2019

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

In connection with the Reorganization, on August 16, 2019 (the “First Effective Time”), SSI GT Merger Sub, a wholly-owned subsidiary of the Issuer (the “Merger Sub”), and the Reporting Person entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger #1”). Pursuant to the Agreement and Plan of Merger #1, Merger Sub merged with and into the Reporting Person, as a result of which the ownership interest of the shareholders of the Reporting Person outstanding prior to the First Effective Time (the “shares”) were exchanged for an amount of shares of A-Common, based upon the amount of shares held by the shareholders of the Reporting Person, at the exchange rate of one to one. A Certificate of Merger was filed with the New York State Department of State Division of Corporations on the First Effective Time.

On August 16, 2019 (the “Second Effective Time”), the Reporting Person and the Issuer entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger #2”). Pursuant to the Agreement and Plan of Merger #2, the Reporting Person merged with and into the Issuer, as a result of which (i) each share of B-Common held by the Reporting Person immediately prior to the Second Effective Time was cancelled and (ii) the LLC Interests held by the Reporting Person immediately prior to the Second Effective Time were transferred to the Issuer. A Certificate of Ownership was filed with the Delaware Secretary of State Division of Corporations on the Second Effective Time.

CUSIP No. 819047 101	Schedule 13D/A

Item 7

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.8	Agreement and Plan of Merger, dated as of August 16, 2019, by and between SSI GT Merger Sub and Gramercy Tavern Corp.
7.9	Certificate of Merger of SSI GT Merger Sub LLC into Gramercy Tavern Corp., filed August 16, 2019
7.10	Agreement and Plan of Merger, dated as of August 16, 2019, by and between Gramercy Tavern Corp. and Shake Shack Inc.
7.11	Certificate of Ownership Merging Gramercy Tavern Corp. into Shake Shack Inc., filed August 16, 2019

CUSIP No. 819047 101	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Gramercy Tavern Corp.